Bank of America Corporate Center
100 North Tryon Street
Suite 4000
Charlotte, NC 28202-4025
+1 704 339 3100 Main
+1 704 339 3101 Fax
www.dechert.com

FREDERICK H. SHERLEY

frederick.sherley@dechert.com
+1 704 339 3151 Direct
+1 704 339 3101 Fax

March 1, 2010

VIA EDGAR

Ms. Linda Stirling
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, DC 20549

Re:

HSBC Investor Funds (“Trust”) File Nos. 033-07647 and 811-04782
Post-Effective Amendment No. 121 to the Registration Statement on Form N-1A and
HSBC Advisor Funds Trust (“Advisor Trust”) File Nos. 333-02205 and 811-07583
Post-Effective Amendment No. 22 to the Registration Statement on Form N-1A

Dear Ms. Stirling:

This letter responds to the comments you provided to me in a telephone conversation on February 16, 2009 regarding Post-Effective Amendment No. 121 to the Trust’s Registration Statement on Form N-1A (“PEA 121”) and Post-Effective Amendment No. 22 to the Advisor Trust’s Registration Statement on Form N-1A (“PEA 22”). PEA 121 and PEA 22 were filed with the Securities and Exchange Commission (“SEC”) on December 30, 2009, and included the Prospectuses and Statements of Additional Information (“SAIs”) with respect to certain series (each, a “Fund”) of the Trust and the Advisor Trust (collectively, the “Registrants”). We are providing our responses with respect to both Registrants in one letter due to the fact that all Funds of the Adviser Trust are offered through a single prospectus and SAI that also offers Funds of the Trust.

On behalf of the Registrants, set forth below in italics are the SEC staff’s comments on the statutory prospectuses and SAIs filed as part of PEA 121 and, as applicable, PEA 22, along with our responses, except that the Trust has not included the comments regarding the HSBC Investor Climate Change Fund because the Trust has decided to file an amendment with the SEC to delay the effective date of the Registration Statement for HSBC Investor Climate Change Fund until March 19, 2010.

          The changes described in this letter will be reflected as appropriate in the Post-Effective Amendments of the Registrants that will be filed with the SEC today. Capitalized terms that are not defined in this letter have the meanings given them in the Registrants’ Registration Statements.

15563877.1.BUSINESS

US Austin Boston Charlotte Hartford New York Newport Beach Philadelphia Princeton San Francisco Silicon Valley Washington DC
EUROPE Brussels London Luxembourg Moscow Munich Paris ASIA Beijing Hong Kong

Ms. Linda Stirling March 1, 2010 Page 2

HSBC INVESTOR GROWTH FUND SUMMARY PROSPECTUS

          1.         Comment. Investment Objective: Please move the second sentence under the “Investment Objective” caption to make it the first sentence in the “Principal Investment Strategies” section. (Please note that this is a global comment, as applicable.)

Response. The requested change has been made. Please see the changes to the Fund’s Prospectus. This comment has been implemented on a global basis, as applicable.

          2.         Comment. Fee Table: In the “Fee Table,” there appear to be two separate items for “Reduction of Management fee due to contractual limits” and “Fee waiver and/or expense reimbursement,” and each item has its own footnote. Please reduce this to one item and one footnote. (Please note that this is a global comment, as applicable).

Response. The requested change has been made to the footnote. The two line items have been kept, as they are the result of a past SEC Staff Comment. Please see the changes to the Fund’s Prospectus.

          3.         Comment. Example: Delete the sentence “The Example does not reflect sales charges (loads) on reinvested dividends or other distributions.” (Please note that this is a global comment, as applicable).

Response. The requested deletion has been made. Please see the changes to the Fund’s Prospectus. This comment has been implemented on a global basis, as applicable.

4. Comment. Principal Investment Strategies:

a.	Please describe how individual securities are selected.

Response. The requested disclosure has been added to the Fund’s Prospectus. Please see the changes to the Fund’s Prospectus.

b.	Please indicate whether equity securities include preferred stock.

Response. The requested disclosure has been added to the Fund’s Prospectus. Please see the changes to the Fund’s Prospectus.

c.

The first sentence discusses investments in equity securities. The immediately succeeding sentence states that these investments “may include debt securities. . . that are convertible into common stock.” The next sentence states that the Portfolio also may invest without limit in short-term debt and other high quality, fixed income securities. The next paragraph states that the Portfolio may invest up to 20% of its assets in bonds and other debt securities. Please explain how these statements are consistent with each other and with the Fund’s investment objective.

Ms. Linda Stirling March 1, 2010 Page 3

          Response. The disclosure has been clarified to better explain the relationship between the Portfolio’s investments in equity securities and in securities with equity characteristics. As indicated, the Portfolio may make investments in short-term investments and/or in debt securities; the investment sub-adviser for the Portfolio is of the view that having the flexibility to make these investments is not inconsistent with the Fund’s investment objective.

5. Comment. Principal Risks:

a.	Please include a disclosure of explaining the risks of international trade, currency risk, and political and regulatory risks.

Response. The Registrant has made changes to its foreign risk disclosure with the intent of making the disclosure more clear. Please see the prospectus.

b.

The inclusion of “style risk” suggests that the fund employs a growth style, but the principal investment strategies are silent on this. Please make sure that the principal investment strategies indicate the style used and how if factors into security selection.

Response. The Trust has added a reference to the Portfolio’s sub-adviser using a growth strategy in the principal investment strategies discussion Please see the changes in the Prospectus.

c.

The “Principal Investment Strategies” section has a significant amount of discussion of fixed income investments. Consider whether fixed income investment risks should be added to the list of principal investment risks (e.g., credit risk, interest rate risk etc.).

Response. The Trust has added fixed income securities risk disclosure to the list of principal investment risks. Please see the changes in the Prospectus.

d.	Please remove the sentence about where more information can be found in the Prospectus on risks. (Please note that this is a global comment, as appropriate).

Response. The requested deletion has been made to the Fund’s Prospectus. Please see the changes to the Fund’s Prospectus. This comment has been implemented on a global basis, as applicable.

6. Comment. Performance Bar Chart and Table:

a.	Please remove the cross-reference regarding additional information about the indexes. (Please note that this is a global comment, as appropriate).

Ms. Linda Stirling March 1, 2010 Page 4

Response. The requested deletion has been made to the Fund’s Prospectus. Please see the changes to the Fund’s Prospectus. This comment has been implemented on a global basis, as applicable.

b.

Please remove the sentence “Performance is based on net expenses during the periods indicated and takes into account fee waivers and/or expense reimbursements, if any, that may have been in place.” (Please note that this is a global comment, as appropriate.)

Response. The requested deletion has been made to the Fund’s Prospectus. Please see the changes to the Fund’s Prospectus. This comment has been implemented on a global basis, as applicable.

          7.        Comment. Purchasing and Selling Your Shares: The last sentence of the introductory paragraph about the minimums should be removed. The footnotes under the table should be removed as well. (Please note that this is a global comment, as appropriate.)

Response. The requested deletion has been made to the Fund’s Prospectus. Please see the changes to the Fund’s Prospectus. This comment has been implemented on a global basis, as applicable.

8. Comment. Payments to Broker-Dealers and Other Financial Intermediaries: The sentence with the cross reference should be removed. (Please note that this is a global comment, as appropriate).

Response. The requested deletion has been made to the Fund’s Prospectus. Please see the changes to the Fund’s Prospectus. This comment has been implemented on a global basis, as applicable.

HSBC INVESTOR MID-CAP FUND SUMMARY PROSPECTUS

9. Comment. Principal Investment Strategies: Please include the capitalization ranges of the Russell Midcap Index and S&P MidCap 400 Index in the Principal Investment Strategies section.

Response. The requested disclosure has been added to the Fund’s Prospectus. Please see the changes to the Prospectus.

          10.      Comment. Performance Bar Chart and Table: In the “Average Annual Total Returns” table, please incorporate the substance of the footnote with two asterisks into the table itself, if possible, and streamline the discussion of the collective investment trust.

          Response. The Trust has amended the discussion of the collective investment trust in an effort to streamline it. However, the Registrant notes that it includes the “since inception” date for benchmark indexes and peer groups in a similar footnote to the “Average Annual Total

Ms. Linda Stirling March 1, 2010 Page 5

Returns” table for all Funds that include a corresponding comparison and, in order to maintain consistency across of the Funds’ prospectuses, the Registrant is therefore not inclined to change the presentation of that information. Please see the changes to the Prospectus.

11. Comment. Please incorporate the global comments as set forth above.

Response. The Registrant has implemented the global comments, as applicable.

HSBC INVESTOR OPPORTUNITY FUND SUMMARY PROSPECTUS

12. Comment. Please indicate the global comments, as set forth above.

Response. The global comments have been implemented, as applicable.

HSBC INVESTOR OVERSEAS EQUITY FUND AND HSBC INVESTOR INTERNATIONAL EQUITY FUND SUMMARY PROSPECTUS

13. Comment. Principal Investment Strategies: Please describe in the “Principal Investment Strategies” section how individual securities are selected for the Fund.

Response. The requested disclosure has been added to the Fund’s Prospectus. Please see the changes to the Prospectus.

14. Comment. Principal Investment Risks: Please include in the “Principal Investment Risks” section a disclosure of what the risks of international trade, currency, political and regulatory risks are.

Response. The Registrants have made changes to the foreign risk disclosure with the intent of making the disclosure more clear. Please see the prospectus.

15. Comment. Please incorporate the global comments as set forth above.

Response. The global comments have been incorporated, as applicable.

HSBC INVESTOR VALUE FUND SUMMARY PROSPECTUS

16. Comment. Principal Investment Strategies:

a.	Please indicate how individual securities are selected.

Response. The Trust has made changes to the discussion of its investment strategy to address this comment. Please see the Prospectus.

b.	Please define what an equity security is (e.g., is preferred stock included).

Ms. Linda Stirling March 1, 2010 Page 6

Response. The Trust has made changes to the discussion of its investment strategy to address this comment. Please see the Prospectus.

c.	Please explain how short-term debt investments as described in the “Principal Investment Strategies” section allow the Fund to achieve its investment objective.

          Response. The Trust notes that the investment sub-adviser for the Portfolio is of the view that having the flexibility to make these investments is not inconsistent with the Fund’s investment objective. The Trust has made certain changes to the investment strategy discussion. Please see the Prospectus.

17. Comment. Principal Investment Risks: In the Principal Investment Risks section, please confirm that interest rate risk is an appropriate risk for this Fund.

Response. The Trust has determined that interest rate risk is not tied to the Fund’s principal investment strategy and therefore has deleted the disclosure regarding interest rate risk.

18. Comment. Please incorporate the global comments as appropriate.

Response. The Trust has implemented the global comments, as applicable.

HSBC MONEY MARKET FUNDS PROSPECTUS

HSBC INVESTOR CALIFORNIA TAX-FREE MONEY MARKET FUNDS SUMMARY PROSPECTUS

          19.      Comment. Fee Table: In the Fee Table, combine the “Support Services” and “Advisory Services” items into the “Total Management Fees” caption. (Please note that this is a global comment, as appropriate).

          Response. The Trust has determined that the fees payable pursuant to the Fund’s Operational Support Services Agreement (i.e., the “Support Services” line item) are best included as part of the Fund’s “Other Operating Expense” instead of as part of the Fund’s “Total Management Fee,” and therefore has revised the Fee Table to include the fees payable pursuant to the Fund’s Operational Support Services Agreement as a part of the Fund’s Other Operating Expenses. Please see the changes to the Prospectus. This comment has been implemented on a global basis, as applicable.

          20.      Comment. Principal Investment Strategies: Please add a prong to the Fund’s 80% names rule test regarding interest being exempt from the alternative minimum tax (“AMT”) as well. The SEC takes the position that the 80% test must include the AMT. (Please note that this is a global comment for the tax-free funds).

Response. Consistent with the SEC and SEC staff guidance on funds that use a name suggesting that distributions are exempt from federal income tax, the Fund has historically had an

Ms. Linda Stirling March 1, 2010 Page 7

appropriate policy to invest at least 80% of its net assets in instruments that provide interest exempt from the AMT and has viewed that to be implicit in its stated names policy. Accordingly, a clarifying addition to the Fund’s names policy has been added to the statement of the Fund’s principal investment strategies. Please see the changes to the Prospectus. This comment has been implemented on a global basis, as applicable.

          21.      Comment. Principal Investment Risks: Please move up the discussion of how the California economy might affect the Fund that is in the “Additional Information About the Funds’ Investment Strategies and Risks” section of the Prospectus to the “Principal Investment Risks” section of the Prospectus.

          Response. The requested change has been made. The Trust believes that this information is also relevant to the discussion in the “Additional Information About the Funds’ Investment Strategies and Risks” section of the Prospectus, and therefore this disclosure still appears in that section. Please see the changes to the Fund’s Prospectus.

22. Comment. Performance Bar Chart and Table: In the first introductory paragraph to the “Average Annual Total Returns” table:

a.	Please remove the language regarding assuming the reinvestment of dividends and distributions.

Response. The requested deletion has been made. Please see the changes to the Fund’s Prospectus. This comment has been implemented on a global basis, as applicable.

b.

Please remove the description of the Lipper average, although the no deduction for fees, taxes etc. language is permissible as long as in accordance with the Form N-1A requirements. (Please note that this is a global comment, as applicable).

Response. The requested deletion has been made. Please see the changes to the Fund’s Prospectus. This comment has been implemented on a global basis, as applicable.

c.	Please make the footnote with the rooftop symbol beginning “As of December 31, 2009” into text.

Response. The requested change has been made. Please see the changes to the Fund’s Prospectus.

23. Comment. Purchasing and Selling Your Shares: Please remove the footnote from the table.

Response. The requested deletion has been made. Please see the changes to the Fund’s Prospectus.

Ms. Linda Stirling March 1, 2010 Page 8

24. Comment. Please incorporate the global comments as appropriate.

Response. The Trust has implemented the global comments, as applicable.

HSBC INVESTOR NEW YORK TAX-FREE MONEY MARKET FUND SUMMARY PROSPECTUS

25. Comment. Principal Investment Strategies: Please describe how individual securities are selected in the Principal Investment Strategies section.

Response. The requested disclosure has been added to the Fund’s Prospectus. Please see the changes to the Fund’s Prospectus.

26. Comment. Principal Investment Risks:

a.

Please restructure the “concentration risk” disclosure in the Principal Investment Risks section. The SEC staff views concentration to be a term of art regarding the industry concentration policy required under the Investment Company Act of 1940 (“1940 Act”). To the extent that the Fund has a policy of not concentrating in an industry or industries, “concentration risk” is not appropriate. Please consider recharacterizing this risk as “focus risk.” Please also consider that the non-diversification risk is already addressed separately. Please also consider what the risk means and add appropriate disclosure (e.g., that the Fund is more susceptible to losses resulting from a single political or regulatory event). (Please note that this is a global comment, as appropriate).

          Response. In accordance with Comment #26(b) below, the Trust has moved up language from the “Additional Information About the Funds’ Investment Strategies and Risks” section of the Prospectus to the “Principal Investment Risks” section of the Prospectus for this Fund. The Trust believes that this new language sufficiently addresses the fact that significant level of investment in New York municipal securities heightens the Fund’s exposure to adverse changes within the State of New York, and, therefore, the Trust has deleted the “concentration risk” disclosure in the “Principal Investment Risks” section of the Prospectus. Please see the changes to the Fund’s Prospectus.

b.

Please move up language in the “Additional Information About the Funds’ Investment Strategies and Risks” section of the Prospectus regarding how the New York economy could affect the Fund to the “Principal Investment Risks” section of the Prospectus.

          Response. The requested change has been made. The Trust believes that this information is also relevant to the discussion in the “Additional Information About the Funds’ Investment Strategies and Risks” section of the Prospectus, and therefore this disclosure still appears in that section. Please see the changes to the Fund’s Prospectus.

Ms. Linda Stirling March 1, 2010 Page 9

27. Comment. Please incorporate global comments, as appropriate.

Response. The Trust has implemented the global comments, as applicable.

HSBC INVESTOR PRIME MONEY MARKET FUND SUMMARY PROSPECTUS

28. Comment. Principal Investment Strategies: Please describe how individual securities selected.

Response. The requested disclosure has been added to the Fund’s Prospectus. Please see the changes to the Fund’s Prospectus.

29. Comment. Please incorporate global comments, as appropriate.

Response. The Trust has implemented the global comments, as applicable.

HSBC INVESTOR US GOVERNMENT MONEY MARKET FUND SUMMARY PROSPECTUS

30. Comment. Please describe how individual securities are selected for purchase or sale.

Response. The requested change has been made. Please see the changes to the Fund’s Prospectus.

31. Comment. Please incorporate other global comments, as appropriate.

Response. The Trust has implemented the global comments, as applicable.

HSBC INVESTOR TAX-FREE MONEY MARKET FUND AND HSBC INVESTOR U.S. TREASURY MONEY MARKET FUND SUMMARY PROSPECTUSES

32. Comment. Please incorporate global comments, as appropriate.

Response. The Trust has implemented the global comments, as applicable.

MONEY MARKET FUNDS STATEMENT OF ADDITIONAL INFORMATION

          33.      Comment. Certain of the Funds do not appear to include a diversification policy (e.g., the Prime Money Market Fund). Please include one, which must be as a non-fundamental policy if the fund never had a policy on diversification. Please also include a representation that each Fund adopting such a policy will submit it to shareholder approval at the next shareholder meeting held for another purpose.

Ms. Linda Stirling March 1, 2010 Page 10

          Response. Each of the Funds except for HSBC Investor New York Tax-Free Money Market Fund (“New York Tax-Free Fund”) have historically been subclassified as “diversified” for purposes of the subclassification under Section 5(b) of the 1940 Act. This has historically been disclosed in the “General Information” section of the SAI.[1] New York Tax-Free Fund has historically been subclassified as “non-diversified,” but has been operating as a diversified company (i.e., it satisfies the definition of “diversified company” under Section 5(b) of the 1940 Act) for more than three years. Based on SEC and SEC staff precedent, it is therefore defacto subclassified as a diversified company, without a shareholder approval requirement.[2]

          The Trust notes that, although Section 13(a)(1) prohibits an investment company from changing its subclassification from a diversified to a non-diversified company without shareholder approval, no provision of the 1940 Act or the Rules adopted by the SEC thereunder state that a Fund’s policy regarding its classification under Section 5(a) must be a “fundamental policy.” In addition, Item 16 of Form N-1A requires a statement regarding classification in a separate subsection than the rest of the “fundamental” policies (i.e., issuing senior securities, borrowing, etc.). Therefore, the Trust will disclose that each of these Funds is subclassified as diversified and continue to include the following disclosure in the “General Information” section of the SAI:

Each Fund is a money market fund that must comply with the requirements of the SEC’s Rule 2a-7 under the [1940 Act] and, by virtue of compliance with the diversification requirements of Rule 2a-7, is deemed to have satisfied the diversification requirements of the 1940 Act.

The Trust also has removed disclosure suggesting that the New York Tax-Free Fund is non-diversified.

          Accordingly, the Trust respectfully declines to represent that it will submit the Funds’ subclassification to shareholder approval at the next shareholder meeting held for another purpose in accordance with the position that a Fund’s policy regarding its subclassification under Section 5(a) already exists and need not be a fundamental policy of the Fund.

34. Comment. The California Tax-Free Money Market Fund appears to lack a concentration policy. If the Fund in fact did not have a concentration policy, please adopt one as

[1]

The February 27, 2009 SAI states in the “General Information” section that “Each Fund is a money market fund that must comply with the requirements of the SEC’s Rule 2a-7 under the [1940 Act] and, by virtue of compliance with the diversification requirements of Rule 2a-7, is deemed to have satisfied the diversification requirements of the 1940 Act.” SAIs as of dates previous to February 27, 2009 state in the “General Information section that “Each Fund except the New York Tax-Free Money Market Fund is “diversified,” within the meaning of the [1940 Act].”

[2]	See e.g., Allied Capital Corp. (Pub. Avail. Jan. 3, 1989).

Ms. Linda Stirling March 1, 2010 Page 11

a non-fundamental policy with a representation that one will be submitted for shareholder approval at the next shareholder meeting held for another purpose.

          Response. The Trust notes that the SEC staff has historically taken the position that, if a fund invests more than 25% of its assets in the securities of issuers in a single industry, the Trust is concentrating in the industry. The Trust also notes the views of the Division of Investment Management (the “Division”) on the statement of policy regarding concentration required by Section 8(b)(1)(E) of the 1940 Act as published by the SEC (the “Division Views”).[3] The Division Views state that “the statement of policy required by Section 8(b)(1)(E) of the [1940 Act] as to concentration of investment in an industry or group of industries is not applicable to investments in tax-exempt securities issued by governments or political subdivisions of governments since such issuers are not members of any industry.” Therefore, the Trust believes that it is implicit in the Fund’s investment strategy that it will “normally invest at least 80% of net assets in . . . obligations of the State of California and its authorities, agencies, instrumentalities and political subdivisions, and of Puerto Rico, or the U.S. territories and their authorities, agencies, instrumentalities and political subdivisions” that the Fund has had an appropriate policy that it may not concentrate in any industry or group of industries since its inception. Disclosure of the Fund’s concentration policy has been added to the Fund’s list of fundamental policies. Please see the changes to the Fund’s SAI.

          35.      Comment. The US Treasury Money Market Fund also appears not to have fundamental policies regarding investments in real estate or commodities. If the Fund in fact did not have policies regarding investments in real estate or commodities, please adopt such policies as non-fundamental policies with a representation that they will be submitted for shareholder approval at the next shareholder meeting held for another purpose.

          Response. The Trust notes that the Fund’s principal investment strategy states that “[t]he Fund invests exclusively in direct obligations of the U.S.Treasury with maturities of 397 days or less and a dollar-weighted average portfolio maturity of 90 days or less.” There is also a corresponding fundamental policy with respect to investments solely in U.S. Treasury obligations and repurchase agreements thereon. The Trust believes that the Fund’s policies regarding investment in real estate and commodities (that it does not invest in them) is implicit given its policies limiting investment solely to direct obligations of the U.S. Treasury. The Trust has clarified the Fund’s policies on these points by adding appropriate language to the SAI. Please see the SAI. In light of this, the Trust respectfully declines to represent that it will submit these policies for shareholder approval.

HSBC INVESTOR GLOBAL EMERGING MARKETS FIXED INCOME FUND SUMMARY PROSPECTUS

36. Comment. Investment Objective: Please move the second sentence under the “Investment Objective” caption to make it the first sentence in the “Principal Investment Strategies” section.

[3]	See SEC Release No. IC - 9785 (May 31, 1977).

Ms. Linda Stirling March 1, 2010 Page 12

Response. The requested change has been made. Please see the changes to the Fund’s Prospectus.

37. Comment. Portfolio Turnover. Please take out the last two sentences in the Portfolio Turnover section. (Please note that this is a global comment for all new/unlaunched funds).

Response. The requested change has been made. Please see the changes to the Fund’s Prospectus. This comment has been implemented on a global basis, as applicable.

38. Comment. Principal Investment Strategies.

a.	Please indicate how individual portfolio securities are selected for purchase or sale.

Response. The requested disclosure has been added to the Fund’s Prospectus. Please see the changes to the Fund’s Prospectus.

b.	Please add disclosure that the Fund will invest in at least three countries, and at least 40 percent of fund assets will be invested in foreign securities.

Response. The requested disclosure has been added to the Fund’s Prospectus. Please see the changes to the Fund’s Prospectus.

39. Comment. Please incorporate comments made with respect to the Local Debt Fund, as appropriate.

          Response. As noted above, the Trust has made conforming changes to reflect changes which were previously made in response to comments you provided on PEA 118 to the extent that such comments apply to PEA 121. The changes to the Prospectus reflect those comments as well as the comments that are unique to PEA 121.

40. Comment. Please incorporate global comments, as appropriate.

Response. The Trust has implemented the global comments, as applicable.

HSBC INVESTOR SHORT DURATION FIXED INCOME FUND SUMMARY PROSPECTUS

41. Comment. Fee Table. Please remove the second footnote to the fee table. The information can be presented in the back of the prospectus if desired.

Ms. Linda Stirling March 1, 2010 Page 13

          Response. The requested change has been made. The information has been moved to the section entitled “Distribution (12b-1) and Shareholder Service Fees” in the back of the Prospectus. Please see the changes to the Fund’s Prospectus.

42. Comment. Principal Investment Strategies. Please specify whether the fund invests in corporate, government or both types of securities.

          Response. The Trust notes that the Fund invests in securities issued by governments, government agencies or corporations, and the requested disclosure has been added to the Fund’s Prospectus. Please see the changes to the Fund’s Prospectus.

          43.      Comment. Principal Investment Risks. To the extent that the Fund invests in mortgage-backed securities as a principal investment strategy, please provide risk disclosure as appropriate in the “Principal Investment Risks” section.

Response. The requested disclosure has been added to the Fund’s Prospectus. Please see the changes to the Prospectus.

44. Comment. Please incorporate the global comments, as appropriate.

Response. The Trust has implemented the global comments, as applicable.

FOR THE OTHER PROSPECTUS

45. Comment. Please incorporate the global comments, as appropriate.

Response. The Trust has implemented the global comments across all of the Prospectuses in the Registration Statement, as applicable.

FOR THE MASTER STATEMENT OF ADDITIONAL INFORMATION

          46.      Comment. There are at least four funds with no diversification policies. Please incorporate diversification policies as appropriate, and represent that the policy will be put to shareholder vote at the next shareholder meeting held for another purpose.

          Response. Each of the Funds except for the HSBC Investor China Equity Fund (“China Equity Fund”), HSBC Investor Global Emerging Markets Fixed Income Fund (“GEM Fixed Income Fund”) and the HSBC Investor India Equity Fund (“India Equity Fund”) satisfy the definition of “diversified company” for purposes of the subclassification under Section 5(b) of the 1940 Act. The China Equity Fund, GEM Emerging Markets Fixed Income Fund, and India Equity Fund have not yet commenced operations, but have been subclassified as “non-diversified” since their inception. These facts are currently disclosed in the “General Information” section of the SAI.

Ms. Linda Stirling March 1, 2010 Page 14

          As discussed in response to Comment #33 above, the Trust notes that, although Section 13(a)(1) prohibits an investment company from changing its subclassification from a diversified to a non-diversified company without shareholder approval, no provision of the 1940 Act or the Rules adopted by the SEC thereunder state that a Fund’s policy regarding its classification under Section 5(a) must be a “fundamental policy.” In addition, Item 16 of Form N-1A requires a statement regarding classification in a separate subsection than the rest of the “fundamental” policies (i.e., issuing senior securities, borrowing, etc.). Therefore, the Trust will continue to include the following disclosure in the “General Information” section of the SAI:

Each Fund is “diversified,” within the meaning of the Investment [1940 Act], except the China Fund, GEM Fixed Income Fund and India Fund, which are non-diversified.

          Accordingly, the Trust respectfully declines to represent that it will submit the policy to shareholder approval at the next shareholder meeting held for another purpose in accordance with the position that a Fund’s policy regarding its subclassification under Section 5(a) already exists and need not be a fundamental policy of the Fund.

* * * *

Please address any questions you may have concerning this letter to me at (704) 339-3151. Thank you in advance for your attention to this letter.

Very truly yours,

/s/ Frederick H. Sherley

Frederick H. Sherley